Exhibit 10.46
February, 2012
Dear ,
I am pleased to inform you that you will receive a Willis Retention Award payment in the amount of [Total Willis Award], less legally required withholdings. The Award is subject to the following terms and conditions:
o	You must be employed by Willis[1] on the date that the Willis Retention Award would normally be distributed to be eligible to receive such payment.

o	If your employment with Willis ends prior to December 31, 2014 for any reason other than your incapacity to work due to your permanent disability (as “disability” or a substantially similar term is defined within an applicable Willis long term disability plan/policy), death, your redundancy (as redundancy is determined by Willis in accordance with its usual human resource administration practices) or your retirement[2], you will be obligated to repay to Willis a pro-rata portion of the net amount (after Tax and Social Contributions) of the Willis Retention Award (the “Repayment Obligation”) — such Repayment Obligation must be promptly satisfied, as more fully explained below. The amount of your Repayment Obligation will be calculated by reducing the amount of the Willis Retention Award by a sum equal to 1/36th of your Willis Retention Award for each calendar month of employment you complete with Willis after January 1, 2012.

o	By accepting the terms and conditions of this letter, you irrevocably authorize Willis (to the extent allowed by applicable law and at Willis’ discretion and option) to withhold from any salary payments and/or other payment(s), as may be due to you from Willis at the time of and/or after your employment ends, such amount as necessary to satisfy, but not exceed, any Repayment Obligation you may have to Willis at the end of your employment. If such withholding is insufficient to satisfy such Repayment Obligation, or if Willis for any reason does not make any such withholding, you agree to pay to Willis an amount equal to your unsatisfied Repayment Obligation within 30 days of Willis’s written request for such payment.

o	This letter shall be governed by the laws applicable to the place in which you are assigned a regular office location by Willis. If any provision of this letter is found to be invalid or unenforceable by or under any applicable law, the other provisions shall remain in full force and effect and shall not be invalidated.
To be eligible to receive the Willis Retention Award described above, please accept the terms and conditions of this letter via the Compensation Letters Self Service Screen, which indicates that you accept and agree to the terms and conditions as outlined above. If you accept the terms and conditions of this letter agreement, your Willis Retention Award will be processed in the next available payroll run. If you do not accept the terms and conditions of this letter agreement by July 1, 2012, Willis reserves its right, to the extent allowed by applicable law, to withdraw your Willis Retention Award. If you require a hard copy of this letter in order to accept the terms and conditions of your Willis Retention Award, please contact [email address TBC].
Thank you for your ongoing contributions to Willis.
Sincerely,

[1]	As used in this letter, “Willis” refers to that Willis legal entity by which you are employed as of the date of this letter.

[2]	To the extent applicable and practicable, “retirement” will be defined by either (i) your employment agreement (i.e., if you are subject to an employment agreement which defines retirement or a substantially similar term) or (ii) a written retirement policy applicable to you as a Willis employee or (iii) by reference to the ending of your employment at such mandatory age as may apply in the applicable employment jurisdiction or (iv) as may be determined by Willis in its absolute discretion.